UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
_____________________
System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
87200P109
(CUSIP Number)
Christopher Phillips
c/o Just Develop It Limited
Larch House Parklands Business Park
Denmead, Hampshire PO7 6XP
United Kingdom
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2022
(Date of Event Which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,672,586 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,672,586 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,672,586 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) CO
(1)This percentage is calculated based upon 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022, as reported in the Quarterly Report on Form 10-Q filed by System1, Inc. for the quarter ended June 30, 2022.

CUSIP No. 87200P109

1.		Names of Reporting Persons Christopher Stephen Phillips
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,672,586 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,672,586 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,672,586 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) IN
(1)Consists of 18,672,586 shares of Class A Common Stock held directly by Just Develop It Limited (“JDIL”). JDIL’s controlling stockholder is Christopher Phillips and Christopher Phillips is a director of JDIL. Mr. Phillips has voting and dispositive power over the securities held by JDIL, but, disclaims beneficial interest in such shares except to any pecuniary interest therein.

(2)    This percentage is calculated based upon 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022, as reported in the Quarterly Report on Form 10-Q filed by System1, Inc. for the quarter ended June 30, 2022.
.

Explanatory Note

This Amendment No. 4 amends the Schedule 13D filed with the SEC on February 8, 2022, Accession No. 0001193125-22-031187, as amended on each of May 5, 2022, August 17, 2022, and September 8, 2022 (collectively, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of System1, Inc. (the “Issuer”). This Amendment No. 4 is being filed to report that effective September 9, 2022 JDIL disposed of an aggregate of 1,306,002 shares of Class A Common Stock in a private transaction and a separate a bona fide gift. In addition, on September 7, 2022, JDIL sold a total of 23,842 shares of Class A Common Stock in open market transactions. The transactions effected on September 9, 2022, when aggregated with the September 7, 2022 open market sales, in total, equated to the disposition by Mr. Phillips and JDIL of beneficial ownership of Class A Common Stock in excess of one percent of the outstanding Class A Common Stock. Except as otherwise specified in this Amendment No. 4, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
Subsection (a) and (c) of Item 5 of the Schedule 13D is hereby amended and supplemented as set forth below.
(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. JDIL beneficially owns, 18,672,586 shares of Class A Common Stock. JDIL’s beneficial ownership percentage is approximately 20.6% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022.
(c) JDLI sold a total of 23,842 shares of Class A Common Stock on September 7, 2022 in the open market through a broker at a weighted average price of $11.61. The shares were sold in multiple transactions at prices ranging from $11.50 to $11.71 per share. .
JDIL sold and delivered 1,296,000 shares of Class A Common Stock in a private transaction on September 7, 2022 at $10.00 per share. The shares were delivered in accordance with the terms of an agreement entered into between JDIL and Revnuu Limited dated November 16, 2017. Under that agreement, certain terms related to settlement, timing and the delivery of the shares were subject to the satisfaction of certain conditions beyond the control of the parties. Certain additional terms related to the actual delivery of the shares were agreed upon in September 2022, and the shares were delivered on September 9, 2022.
JDIL effected a stock gift of 10,000 shares of Class A Common Stock on September 9, 2022.
Each of the transactions effected on September 7, 2022, and September 9, 2022 were effected in accordance with the terms and conditions of the lockup agreement dated August 30, 2022 with the Issuer and to which each of Mr. Phillips and JDIL are subject.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 26, 2022
JUST DEVELOP IT LIMITED
By:    /s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director
 CHRISTOPHER STEPHEN PHILLIPS
/s/ Christopher Stephen Phillips
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).